Exhibit 99.4

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

(“Randgold Resources”)

GOLD MINING COMPANIES SUPPORT HUMANITARIAN INITIATIVE IN MALI

Bamako, Mali, 11 April 2013 – The gold mining industry in Mali, represented by Mahamadou Samaké, Randgold Resources’ group regional manager for West Africa, today handed over a donation of US$3.15 million to the country’s interim president, Mr Dioncounda Traoré, to be used for humanitarian purposes.

The mining companies – AngloGold Ashanti, Avnel Gold, Endeavour Mining, IAMGOLD, Randgold Resources and Resolute Mining – said the donation demonstrated their strong desire to support the people of Mali in the difficulties the country has been experiencing since the attempted coup 16 months ago.

The donation will be held in a dedicated account and will be applied to healthcare, education and agricultural initiatives at the discretion of the ministry of finance. The mining companies have been given an assurance that none of the money will be used to support the military or any war effort, directly or indirectly, or be diverted for other purposes. The companies will be closely monitoring expenditure from the dedicated account.

Last year many of these same companies donated US$735 000 in emergency funding to avert an interruption of the Mass Drug Administration programme fighting a range of diseases endemic to Mali. Since then, Randgold Resources has also donated 60 tonnes of rice and millet to the Red Cross specifically for use in the north of Mali, where the population has been particularly hard hit by the unrest.

RANDGOLD ENQUIRIES

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Group regional manager West Africa Mahamadou Samaké, +223 66 75 61 36 +223 20 20 16 94	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com